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                                                                                                            OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:
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                                                      FORM 12b-25                                   hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                               COMMISSION FILE NUMBER
                                                                                                              33-58694
(Check One):  [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR                -----------------------------
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                                                                                                             CUSIP NUMBER

     For Period Ended: ________________                                                             -----------------------------

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:
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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION

     FBR Capital Corporation
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Full Name of Registrant

     Richard Barric Fragrances, Inc.
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Former Name if Applicable

     14988 N. 78th Way, Suite #203
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Address of Principal Executive Office (Street and Number)

     Scottsdale, Arizona 85260
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City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check appropriate box.)

  [X]   | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  [X]   | (b) The  subject  annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the
        |     subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
  [ ]   | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q,  N-SAR, or the transition report or portion thereof,  could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)
                                                                                                                     SEC 1344 (6/94)

PART IV--OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

            Charles D. Snead, Jr.                              (602)                                     483-1466
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                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If the answer
    is no, identify report(s).                                                                                [X] Yes  [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                [X] Yes  [ ] No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

     See Attachment A
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                                                       FBR Capital Corporation
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                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  September 29, 1997                                                     By /s/ Charles D. Snead Jr.
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                                                                                Charles D. Snead Jr.
                                                                                President

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                                                        GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities  Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the
    Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually  signed copy of the form and amendments  thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

4.  Amendments  to the  notifications  must also be filed on form 12b-25 but need not restate  information  that has been  correctly furnished. The form shall be clearly identified as an amended notification.

5.  ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of
    Regulation S-T.

(102196DTI)

                                  ATTACHMENT A

Since selling virtually all of its assets on June 28, 1996, Registrant has not conducted any operations or acquired a new line of business. Registrant has , however, engaged in various transactions in an effort to eliminate the possibility of a forced liquidation of the Company by its preferred shareholders and to make Registrant a more attractive acquisition candidate. Registrant's staff has continued to consist of two officers who are part time consultants to the Company. Registrant has no employees. On June 18, 1997, just prior to the end of its fiscal year, Registrant completed a disposition of assets to its preferred shareholders that eliminated the prospect of a forced liquidation of the Company. This and other transactions during the year required greater than anticipated work by the officer-consultants and outside auditors which has not yet been completed. Registrant's reduced staffing mandated by its limited resources has caused the Registrant to be unable to timely file the subject report without unreasonable effort and expense.

The Registrant anticipates that the net loss for the fiscal year ended June 30, 1997 will amount to approximately $611,000 ($0.13 per share), including a loss of $575,000 on the exchange of Parlux Stock to preferred shareholders. While not comparable because of discontinued operations, Registrant recorded net income of $267,827 ($0.06 per share) for the fiscal year ended June 30, 1996 which included a loss from discontinued operations of $4,828,165, a gain on disposition of assets of discontinued operations of $2,280,836 and a gain on extinguishment of debt of $2,815,156.